EXHIBIT 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 and for the three months ended March 31, 2016 are set forth below.

	Three months ended March 31,	Year ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Net loss from continuing operations	$(3,582,307)	$(21,377,297)	$(12,053,474)	$(3,857,915)	$(1,205,472)	$(554,599)
Add:
Fixed charges	2,441,923	9,758,842	6,813,426	2,497,811	966,113	805,969
Less: Net loss attributable to non-controlling interests	332,876	1,252,723	1,195,560	714,972	43,880	—

Total earnings	$(807,508)	$(10,365,732)	$(4,044,488)	$(645,132)	$(195,479)	$251,370

Fixed charges:
Interest expense	$2,237,294	$8,389,195	$5,940,659	$2,227,168	$906,168	$805,969
Amortization of deferred loan costs related to mortgage indebtedness	204,629	1,369,647	872,767	270,643	59,945	—

Total fixed charges	2,441,923	9,758,842	6,813,426	2,497,811	966,113	805,969

Preferred dividends	511,300	13,627,532	2,718,257	141,418	—	—

Total combined fixed charges and preferred dividends	$2,953,223	$23,386,374	$9,531,683	$2,639,229	$966,113	$805,969

Ratio of earnings to combined fixed charges and preferred dividends(A)	(0.27)	(0.44)	(0.42)	(0.24)	(0.20)	0.31

(A)	The computation of our ratios of earnings to combined fixed charges and preferred stock dividends indicates that earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $3.8 million, $33.8 million, $13.6 million, $3.3 million, and $1.2 million for the three months ended March 31, 2016 and the twelve months ended December 31, 2015, 2014, 2013, and 2012, respectively.